SEC FILE NUMBER 1-6627

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):     ☐ Form 10-K      ☐ Form 20-F     ☐ Form 11-K      ☒ Form 10-Q     ☐ Form 10-D      ☐ Form N-SAR     ☐ Form N-CSR
For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Michael Baker Corporation

Full Name of Registrant

Former Name if Applicable
100 Airside Drive

Address of Principal Executive Office (Street and Number)
Moon Township, Pennsylvania 15108

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Michael Baker Corporation (the “Company”) is filing this Form 12b-25 because additional time is needed for the Company to complete its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, which was due today.

As previously described in our Form 8-K dated January 26, 2006, the Company is in the process of restating its financial statements for certain prior periods for certain items including the underaccrual and underpayment of non-resident Nigerian income taxes, the underaccrual and underpayment of Nigerian payroll taxes, overstated prepaid tax asset balances recorded by its majority-owned Nigerian subsidiary, incurred but not reported liability for self-insured professional liability insurance, and non-routine project accounting and other transactions.

As discussed in the Company’s Form 8-K dated January 26, 2006, the previously issued consolidated financial statements of the Company for fiscal years 2000, 2001, 2002, 2003 and 2004, and its related interim consolidated financial statements for each of the quarters of 2003 and 2004 and the first quarter of 2005, should not be relied upon because of errors in those financial statements. Such financial statements will be restated.

Consequently, the Company has not been able to complete its financial statements for, among other periods, the quarter ended June 30, 2006, and the Company was not able to file its Form 10-Q for the quarter ended June 30, 2006 by today’s due date.
PART IV — OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

William P. Mooney	412	269-6300

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☐    No ☒
Form 10-Q for the quarter ended June 30, 2005
Form 10-Q for the quarter ended September 30, 2005
Form 10-K for the year ended December 31, 2005
Form 10-Q for the quarter ended March 31, 2006
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒    No ☐
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     As previously described in our Form 8-K dated January 26, 2006, the Company is in the process of restating its financial statements for certain prior periods and has not yet filed its Form 10-Q for the corresponding period of the last fiscal year. It is possible that the 2006 results could differ significantly from the corresponding six-month period in 2005, however, until the restatements are complete, we are not able to estimate or quantify the significance of any change in the results of operations for the six months ended June 30, 2006 from the six months ended June 30, 2005.

Michael Baker Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 9, 2006	By	/s/ William P. Mooney

Executive Vice President and Chief Financial Officer